Exhibit 99.2

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON CAPITAL STOCK

We would like to inform our Shareholders that the Board of the company GERDAU S.A., in meeting held on November 5th, 2014, deliberated about the proposal presented by management with regard to the payment of dividend, as interest on capital stock, for the third quarter of the current fiscal year. The value of R$ 0.05 will start to be paid on November 27th, 2014 to shareholders of record on November 17th, 2014. The payment constitute an anticipation of the annual minimum dividend, as stated in the by-laws.

The interest will be paid after withholding income tax of 15%, pursuant to Paragraph 2, Article 9 of Law 9,249/95. Beneficiaries resident or domiciled in countries of favored taxation are subject to withholding income tax of 25%, pursuant to Article 8 of Law 9,779/99. Shareholders exempt of income tax withholding must confirm this status by mailing the corresponding documents to the address stated in the end of this notice, no later than November 20th, 2014. The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on November 18th, 2014, and thereafter, will be traded EX-DIVIDEND (INTEREST ON CAPITAL STOCK).

Additional information can be obtained at our Investor Relations Department, located at

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil

Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281

E-mail: inform@gerdau.com.br

Porto Alegre, November 5th, 2014.

Andre Pires de Oliveira Dias

Executive Vice-President

Investor Relations Director